UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Reaches Milestone 20 Film Acquisitions to Conclude Record Setting Fiscal 2006

Company Fills 2007 Distribution Pipeline With 20 New Titles Over the Past 12 Months

TORONTO--(MARKET WIRE)—October XX, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE-LV.TO - News), a rapidly emerging, vertically integrated film and television company, has acquired U.S. and international distribution rights to four new films, bringing to 20 the total number of new features and television movies that the Company acquired during its fiscal year ending August 31, 2006.

John Flock, President of Peace Arch Entertainment, said “The acquisition of these four new films furthers our strategy of distributing a large number of low cost productions intended for international DVD and television premieres, supplemented by a smaller number of high profile, prestige films like our award winning ‘Delirious’ that are intended for worldwide theatrical release. During fiscal 2006 we dedicated ourselves to building one of the strongest distribution teams in the independent film and television industry and to providing that team with substantial, new, top quality content to exploit across all platforms throughout the world. As these new titles are brought to the market in fiscal 2007, and with plans to acquire at least a similar number of new titles over the coming twelve months, we are now poised to reap the benefits of our labors and we expect fiscal 2007 to be a banner year for our revitalized company.”

The four films are:

1. “Harm’s Way” stars Academy Award® and Golden Globe nominee Kathleen Quinlan (“Apollo 13” “The Doors“ “I Never Promised You A Rose Garden“) as a mother who flees the city with her daughter to a remote shelter for abused women, only to find herself far worse off than she was before. The film was directed by Melanie Orr from a script by William Bell, and was produced by Robert Wilson, Harvey Glaser and Patrick Cameron.

2. “The Stillborn” stars Lukas Haas (“Brick” “Witness” “Mars Attacks!”) in a thriller about a father who lost his first child and now has terrifying nightmares that his second will share the same fate.  “The Stillborn” was directed by Tim Brown from a script by Paul Nelson, and was also produced by Robert Wilson, Harvey Glaser and Patrick Cameron.

3. “Luna: The Way Home,” starring Adam Beach (“Flags of Our Fathers” “Windtalkers”), Graham Greene (“Transamerica” “The Green Mile”), Tantoo Cardinal (“Indian Summer” “H2O”) and Jason Priestley (“Shades of Black” “Beverly Hills 90210”), is the heartwarming true story of Luna, an orphaned killer whale who helps an entire coastal community find its way back to its true values.  The film, a CTV Original Movie produced by Screen Siren Pictures and developed and produced in association with CTV, was produced by Trish Dolman and directed by Don McBrearty from a script by Beth Stewart.

4. “Willard” is a feature documentary about Willard Kitchener MacDonald, the legendary, real-life Hermit of Gully Lake, who reportedly took up residence in an isolated hut in order to avoid conscription during World War II and never returned to society.  The film is produced and directed by Amy Goldberg and Tim Weatherbie.

In addition to these four titles, between September 2005 and September 2006, Peace Arch Entertainment acquired worldwide distribution rights to 16 additional new feature films and television movies including Tom DiCillo’s “Delirious,” which stars Steve Buscemi, Alison Lohman, Michael Pitt and Gina Gershon and recently won awards for Best Director and Best Screenplay at the 2006 San Sebastian Film Festival.

Other current Peace Arch projects intended for worldwide theatrical release include the highly anticipated “Chapter 27” starring Jared Leto and Lindsay Lohan; “Watching The Detectives” starring Cillian Murphy and Lucy Liu; “Guantanamero” starring Rupert Evans and Sir Derek Jacobi; and “In Tranzit” starring John Malkovich and Vera Farmiga.  During fiscal 2006 Peace Arch also acquired eleven new films intended for worldwide television or DVD premieres, including “The Stranger Game” starring Mimi Rogers; “Troubled Waters” starring Jennifer Beals; “The Mad” starring Billy Zane; “Bottom Feeder” starring Tom Sizemore; “Living Death” starring Kristy Swanson; “Dead Mary” starring Dominique Swain; “U.K.M.: The Ultimate Killing Machine” starring Michael Madsen; “5ive Girls” starring Ron Perlman; “Heartstopper” starring Robert Englund; “The Last Sect” starring David Carradine; and “Warriors of Terra” starring Edward Furlong.

In addition to its worldwide acquisitions, Peace Arch is also producing six new movies for television that the Company will distribute in Canada and on DVD in the United States.  RHI Entertainment, one of the leading suppliers of top quality mini-series and television movies in the world, will distribute the films internationally.  Three of those films, “Off Road” starring Tyler Hoechlin, “Hybrid” starring Gary Busey, and “Maneater” starring Justine Bateman, have now completed photography.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement to acquire Castle Hill Productions and Dream LLC, whose library of more than 500 classic, contemporary and genre films is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

Peace Arch Entertainment Group Inc.

Roy Bodner

310-450-1711

Email Contact

Trilogy Capital Partners

Paul Karon

Toll-free: 800-592-6067

Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 3, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

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C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.